SRA International, Inc.

4300 Fair Lakes Court

Fairfax, Virginia 22033

April 11, 2011

VIA EDGAR

Mr. Stephen Krikorian

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 4561

Washington, DC 20549

RE:	SRA International, Inc.

Form 10-K for the Fiscal Year ended June 30, 2010

Filed August 12, 2010

Definitive Proxy Statement on Schedule 14A

Filed September 17, 2010

File No. 001-31334

Dear Mr. Krikorian,

This letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated March 28, 2011 (the “Comment Letter”) with respect to the Staff’s review of SRA International, Inc. (the “Company”) Form 10-K for the fiscal year ended June 30, 2010, filed on August 12, 2010 (“2010 Form 10-K”) and the Definitive Proxy Statement on Schedule 14A, filed on September 17, 2010 (“2010 Proxy Statement”). For your convenience, we have repeated the numbered comments from the Comment Letter in italicized print, and the Company’s responses are provided below each comment.

Form 10-K for the Fiscal Year ended June 30, 2010

Item 11. Executive Compensation (incorporated by reference to definitive proxy statement)

Compensation Discussion and Analysis

Stock Option and Restricted Stock Equity Awards, page 23

1.	We refer to prior comment 3. With a view towards future disclosure, please tell us the specific subjective elements of performance communicated by the CEO to the Committee that were then assessed by the Committee in determining compensation for each executive that received equity awards. Additionally, please tell us in qualitative terms why certain executives received more of some elements of compensation and others received less.

We note your comment and in our future proxy statements, we will expand disclosure concerning each officer’s specific elements of performance that are taken into consideration by the Compensation and Personnel Committee (the “Compensation Committee”) in determining equity awards and why certain executives received more of some elements of compensation and others received less.

As part of the Company’s annual goal-setting and performance measurement process, each executive officer proposes qualitative individual goals and objectives for the coming fiscal year that are intended to (i) promote continuing organizational and process improvements, and (ii) contribute to the financial strength of the Company. Each officer’s goals are specifically tailored to his or her function and vary from year to year. These proposed goals and objectives are then reviewed by the Chief Executive Officer with each executive officer. Once these goals and objectives are agreed upon, the Chief Executive Officer discusses with the Compensation Committee and Board of Directors, who approve the goals and objectives for each executive officer.

At mid-year, the Chief Executive Officer meets with each executive officer to review their progress on their goals and objectives. The Chief Executive Officer reports this mid-year review to the Compensation Committee on each executive officers progress on key goals and objectives.

At the end of the fiscal year, the Chief Executive Officer reviews the actual performance of the executive officers against their individual performance goals and objectives. Based on this review, the Chief Executive Officers determined each executive officers performance score, base salary, cash incentive awards and equity awards.

For fiscal 2010, the Chief Executive Officer noted the following accomplishments on key goals or objectives for each of these officers:

Richard Nadeau

•	Led the financial activities of the Company.

•	Significantly improved internal accounting processes and cash collection performance.

•	Substantially improved internal procedures for due diligence and successfully completed due diligence on two key acquisitions.

Based on Mr. Nadeau’s accomplishments and comparison of his base salary to the Company’s peer group, the Chief Executive Officer recommended a base salary increase of 4.0% for fiscal 2011. In addition, the Chief Executive Officer recommended a lower equity award than in the prior year, because he previously had substantial equity awards.

Timothy Atkin

•	Led the Company’s campaign to strengthen the Company’s core values across the enterprise, particularly with respect to ethics and integrity training and compliance.

•	Instituted a corporate risk management program that greatly enhanced the Company’s ability to identify, manage, and mitigate risk.

•	Drove the strategic planning process and ensured implementation of key elements of the plan.

Based on Mr. Atkin’s accomplishments and comparison of his base salary to the Company’s peer group, the Chief Executive Officer recommended a base salary increase of 4.0% for fiscal 2011. In addition, the Chief Executive Officer recommended a lower 2010 equity award than in the prior year, because he previously had substantial equity awards.

Joseph P. Burke

•

Led the development of key products that contributed significantly not only to short term objectives for margin expansion, but also to longer term objectives around strategic positioning in new market segments.

•	Designed and implemented key campaigns in the areas of Cybersecurity and Enterprise Resource Planning, both of which are strategic focus areas for the Company.

•	Championed ethics and integrity awareness.

Based on Mr. Burke’s accomplishments and comparison of his base salary to the Company’s peer group, the Chief Executive Officer recommended a base salary increase of 3.5% for fiscal 2011. In addition, the Chief Executive Officer recommended a lower fiscal 2010 equity award than in the prior year, because he previously had substantial equity awards.

Jeffrey R. Rydant

•	Exceeded all objectives for winning new business.

•	Developed and implemented a corporate-wide training and development program for sales/marketing personnel.

•	Designed and implemented a greatly improved proposal development process that improved competitive win rates.

Based on Mr. Rydant’s accomplishments and comparison of his base salary to the Company’s peer group, the Chief Executive Officer recommended a base salary increase of 7.0% for fiscal 2011. In addition, the Chief Executive Officer recommended a higher fiscal 2010 equity award for Mr. Rydant due to his generally lower level of equity held, his importance to the Company, and his outstanding performance for the year.

The Chief Executive Officer discussed each executive officer’s accomplishments with the Compensation Committee and recommended changes to base salary and equity award for each officer. The Compensation Committee then reviewed each officer’s performance and the Chief Executive Officer’s recommendations and made a final determination for changes to base salaries and equity awards.

Please feel free to call me at (703) 633-2567, if you have any questions or would like additional information regarding this matter.

Sincerely,

SRA INTERNATIONAL, INC.

/s/ Mark D. Schultz
Mark D. Schultz
Senior Vice President and General Counsel